March 20, 2013

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on March 11, 2013, regarding the post-effective amendment to the registration statement on Form N-1A of Natixis Funds Trust II (the “Registrant”), which was filed with the Commission on January 24, 2013 (the “Registration Statement”) for the purpose of revising the investment goal and clarifying the investment strategy of ASG Growth Markets Fund (the “Fund”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on April 1, 2013.

Prospectus

1.	Comment. Please identify the Fund’s benchmark index in the first sentence of the second paragraph in the section “Principal Investment Strategies” on page 2 of the prospectus.

Response.    In response to this comment, the first sentence of the second paragraph in the section “Principal Investment Strategies” has been revised as follows (with new text marked as underlined): “The emerging markets equity portion of the Fund is managed by Westpeak Global Advisors, LLC (“Westpeak”) and includes stocks of companies included in the Fund’s benchmark index, MSCI Emerging Markets Index (Net).”

2.

Comment.    The second paragraph in “Principal Investment Strategies” states that the Fund “may modestly overweight one or more factors as it desires.” It is our understanding that one typically overweights a stock exhibiting one of the factors, rather than overweighting the factor. Please explain.

Response.    The Registrant has revised the indicated language as follows: “When selecting stocks of companies in that index, Westpeak may create a tracking portfolio using a subset of stocks in the index and may modestly overweight or underweight one or more ~~factors~~ stocks as it desires after placing an emphasis on a particular factor or factors.”

3.	Comment. In relation to the disclosure of derivatives in the “Principal Investment Strategies,” please provide specific examples of how the Fund will use derivatives to implement its investment goal.

Response.    In response to this comment, the Registrant has revised the third paragraph in the section “Principal Investment Strategies” as follows:

“The Fund seeks to complement the equity portion of the Fund with investments in derivative instruments designed to enhance return and mitigate losses. In selecting derivative investments for the Fund, the Adviser uses quantitative models to estimate the market exposures, or factors, that drive the aggregate returns of one or more broad-based measures of emerging market equity index performance as well as identify the market exposures best suited to limit the volatility and risk of loss associated with the underlying equity portfolio. This will generally result in a derivative portfolio that includes exposures to the returns of global equity and fixed income securities, commodities and currencies, although these exposures will vary over time. For example, if the Adviser believes that a particular industry sector is likely to decline, the Adviser may cause the Fund to sell a futures contract on securities or assets related to that sector. The Fund may have both “short” and “long” exposures within an asset class. The Fund will benefit from a “short” exposure when the underlying asset class decreases in price, and will benefit from a “long” exposure when the underlying asset class increases in price.”

4.

Comment.    Except where noted, please provide the following in correspondence: (i) Confirm the Fund and the Fund’s wholly-owned subsidiary organized under the laws of the Cayman Islands (the “Subsidiary”) meet all of the requirements of the Investment Company Act of 1940 (the “1940 Act”) on an aggregate basis, in particular, please confirm that the Fund and the Subsidiary, in aggregate, will comply with the provisions of: (a) Section 8, as it relates to investment policies; (b) Section 18, as it relates to organizational structure and leverage; (c) Section 15 and Section 2(a)(20), as each relates to advisory contracts; and (d) Section 17, as it relates to affiliated transactions and custody; (ii) Include as an exhibit to Part C, the advisory contract of the Subsidiary; (iii) Identify the custodian of the Subsidiary; (iv) Confirm that the Fund has received a private letter ruling from the IRS and, if not, explain how it ensures that the 90% gross income requirement is satisfied with respect to the Subsidiary; (v) Disclose in the prospectus the Subsidiary’s principal investment strategy and principal risks, if they differ from those of the Fund; (vi) Confirm that the Subsidiary’s financial statements will be consolidated with the Fund’s; (vii) Confirm that the Subsidiary’s expenses will be included in the Fund’s fee table; (viii) Confirm that the Subsidiary and its Board of Directors have agreed to designate an agent for service of process in the U.S. and have agreed to the inspection of the Subsidiary’s books and records by the SEC staff; and (ix) Confirm that the Subsidiary’s Board of Directors will sign the Fund’s registration statements.

Response.    (i) The Registrant confirms that it will treat the assets of the Subsidiary as assets of the Fund for purposes of the noted provisions; (ii) The advisory contract dated September 30, 2011 between the Subsidiary and AlphaSimplex Group, LLC is incorporated by reference to exhibit (d)(1)(x) to PEA No. 158 filed on September 29, 2011; (iii) The custodian of the Subsidiary is State Street Bank and Trust Company; (iv) The income from the Subsidiary is expected to qualify for purposes of the 90% gross income requirement through the current payment of actual dividends from the Subsidiary to the Fund, by virtue of the following language in Section 851(b) of the Internal Revenue Code: “For purposes of paragraph (2), there shall be treated as dividends amounts included in gross income under section 951(a)(1)(A)(i) or 1293(a) for the taxable year to the extent that, under section 959(a)(1) or 1293(c) (as the case may be), there is a distribution out of the earnings and profits of the taxable year which are attributable to the amounts so included.”; (v) The Registrant confirms that the above disclosure is included in the prospectus; (vi) The Registrant so confirms; (vii) The Registrant so confirms; (viii) As stated in its September 22, 2011 comment response letter to the Staff in connection with the registration statement filed for the Fund on July 15, 2011, the Subsidiary has agreed to service of process within the United States and the Commission and its staff will have access to duplicate copies of books and records of the Subsidiary, which are retained at an office located within the United States, consistent with the requirements of Section 31 of the 1940 Act. The Fund will in the future seek to have the directors of the Subsidiary agree to service of process within the United States if and to the extent required at the time under applicable law; and (ix) The Registrant confirms that it will seek to have the directors of the Subsidiary sign the signature page of the Fund’s registration statements if and to the extent required at the time under applicable law.

5.

Comment.    In the paragraph labeled “Derivatives Risk” in the sub-section “Principal Risks” of the summary prospectus, please be more specific; disclose the risk of investing long in emerging market securities while managing volatility with derivatives.

Response.    In response to this comment, the Registrant has revised the disclosure under “Derivatives Risk” in the Fund’s summary prospectus to include the following sentence at the end of such risk disclosure: “There is a risk that the Adviser’s use of derivatives, such as futures and forward contracts, to manage the Fund’s volatility may be ineffective or may exacerbate losses, for example, if the derivative and the underlying assets decrease in value at the same time.”

6.	Comment. Add “Active Trading Risk” and “Short Selling Risk” to the “Principal Risks” section of the prospectus.

Response.    The Registrant respectfully submits that disclosure concerning active and frequent trading is included in the “Principal Investment Strategies” section of the summary prospectus, which states: “The Fund may engage in active and frequent trading of securities and other instruments. Effects of frequent trading may include high transaction costs, which may lower the Fund’s return, and realization of greater short-term capital gains, distributions of which are taxable to shareholders who are individuals as ordinary income. Trading costs and tax effects associated with frequent trading may adversely affect the Fund’s performance. The Fund’s trading in derivatives is active and frequent. Active and frequent trading of derivatives, like active and frequent trading of securities, will result in transaction costs which reduce fund returns.” The Registrant respectfully submits that, pursuant to instruction 7 to Item 9(b)(1) of Form N-1A, it is appropriate to include such information regarding the potential impact of active and frequent trading in this section rather than in the Principal Risk section.

Additionally, the Registrant has added the following paragraph in the “Principal Risks” section of the summary prospectus: “Short Exposure Risk: A short exposure through a derivative may present various risks, including credit/counterparty risk and leverage risk.

If the value of the asset, asset class or index on which the Fund has obtained a short investment exposure increases, the Fund will incur a loss. Unlike a direct cash investment like a stock, bond or exchange-traded fund, where the potential loss is limited to the purchase price, the potential risk of loss from a short exposure is theoretically unlimited. Moreover, there can be no assurance that securities necessary to cover a short position will be available for purchase.”

7.	Comment. In the “Average Annual Total Returns” table on page 5 of the prospectus, explain the parenthetical “(Net)” used in the index name and discuss whether this is permissible.

Response.    Generally speaking, MSCI offers both a net return and a gross return variation for each of their standard indices. Net total return indices reinvest dividends after the deduction of withholding taxes, using (for international indices) a tax rate applicable to non-residential institutional investors who do not benefit from double taxation treaties, whereas gross total return indices reinvest as much as possible of a company’s dividend distributions. Consistent with Item 27(b)(7), Instruction 5 of Form N-1A, MSCI Emerging Markets Index (Net) was chosen and was deemed more appropriate than “Gross” because the Fund’s holdings with the sleeve managed by Westpeak also are net of dividend withholding. The Registrant also notes that many other funds use this benchmark as the broad-based index against which they measure their performance.

8.

Comment.    Delete the following sentence: “However, the Commodity Subsidiary is wholly-owned and controlled by the Fund and therefore, is unlikely to take action contrary to the interests of the Fund or its shareholders.” in the sub-section “Commodity Subsidiary Risk” in the section “Principal Investment Risks” on page 8 of the prospectus, as this is not risk language.

Response.    In response to this comment, the Registrant has made the requested deletion.

9.

Comment.    Please confirm that the Fund has received the exemptive relief described in the “Transactions with Other Investment Companies” paragraph in the “More Information About the Fund’s Strategies” section of the prospectus.

Response.    The Registrant so confirms. See 2005 WL 3500282 (S.E.C. Release No. IC-27194, December 21, 2005) and 2005 WL 3146891 (S.E.C. Release No. IC-27166, November 23, 2005).

Statement of Additional Information

10.

Comment.    The third sentence following the restriction in the first paragraph under “Growth Markets Fund” in the section “Investment Restrictions” on page 4 of the SAI states that “For purposes of this restriction, the Fund takes the position that asset-backed securities do not represent investments in any industry or group of industries.” Please explain why these securities are not classified in any industry.

Response.    In response to this comment, the Registrant has deleted the indicated sentence. The Registrant continues to maintain that the economic characteristics of asset-backed securities are sufficiently broad, with materially different risk profiles and underlying assets, that they should not be classified as belonging to any one industry. However, the Fund does limit its investments in asset-backed securities based on the specific underlying asset of each asset-backed security. For example, the Fund limits its investments in asset-backed securities backed by car loans to less than 25% of the Fund’s total assets, and limits its investments in asset-backed securities backed by residential mortgages to less than 25% of the Fund’s total assets.

11.

Comment.    The last sentence in the first paragraph under the sub-section “Commodities – Wholly-Owned Subsidiary” in the section “Investment Strategies and Risks” states, “In the absence of such a ruling or any published guidance issued by the IRS to the same or similar effect, the Fund uses other means of ensuring that this requirement is met.” What other means are used by the Fund if the Fund is not investing in commodities through the Subsidiary? This statement seems to contradict the prospectus.

Response.    The Fund is investing in commodities through the Subsidiary; the “other means” referred to in this disclosure relate to the statutory provisions described above in our response to comment 4(iv) above.

12.

Comment.    When a Fund does engage in total return swaps, please be advised of the segregation and asset coverage practices as described in 1940 Act Release No. 10666 (April 18, 1979) and 1940 Act Release No. 29776 (August 31, 2011), respectively. Additionally, please be advised that the Staff is looking at practices related to derivatives and guidance may be forthcoming.

Response.    The Registrant respectfully confirms that it has reviewed such releases and will continue to consider the same when engaging in such practices. Additionally, the Registrant confirms that it will review the forthcoming guidance when determining its practices after such guidance becomes available.

13.	Comment. What is the Fund’s asset segregation policy with respect to credit default swaps?

Response.    The Fund does not intend to invest in credit default swaps.

In connection with the above-referenced filing, we acknowledge that:

¡	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
¡

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

¡	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust II

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.